SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             SCHEDULE 13D
                           Amendment No. 20

                  Under the Securities Exchange Act of 1934

                              TOYS "R" US, INC.
                               (Name of Issuer)
                    Common Stock, par value $.10 per share
                      (Title of Class and Securities)

                                  892335-10-0
                     (CUSIP Number of Class of Securities)

                            Hilda Kirschbaum Gerstein
                     President and Chief Executive Officer
                            Petrie Stores Corporation
                                70 Enterprise Avenue
                            Secaucus, New Jersey  07094
                                 201-866-3600
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:

                               Alan C. Myers, Esq.
                      Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York  10022
                                 (212) 735-3000

                                 March 16, 1995
              (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
          box:                                               ___
                                                            |___|
          Check the following box if a fee is being paid with this
          statement:                                         ___
                                                            |___|




                                 SCHEDULE 13D

           CUSIP NO. 892335-10-0

           1   NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Petrie Stores Corporation
                        36-213-7966

           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

           3   SEC USE ONLY

           4   SOURCE OF FUNDS*

           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           6   CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York

                                        7    SOLE VOTING POWER
                                               15,901,868
                  NUMBER OF
                    SHARES              8    SHARED VOTING POWER
                 BENEFICIALLY                      0
                 OWNED BY
                   EACH                 9    SOLE DISPOSITIVE POWER
                 REPORTING                      4,198,812
                  PERSON
                   WITH
                                       10    SHARED DISPOSITIVE POWER
                                               11,703,056

          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     15,901,868

          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES                     ( )

          13   PERCENT  CLASS REPRESENTED BY AMOUNT IN ROW 11
                       5.7%

          14   TYPE OF REPORTING PERSON*
                       CO



               This Amendment No. 20 amends and supplements the Statement on Schedule 13D, dated December 17, 1982, as heretofore amended (the "Statement"), filed with the Securities and Exchange Commission (the "Commission") by Petrie Stores Corporation, a New York corporation ("Petrie"), relating to Petrie's ownership of shares of common stock, par value $.10 per share (the "Shares"), of Toys "R" Us, Inc., a Delaware corporation (the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in this Statement.

          Item 2.   Identity and Background.

               Item 2 is hereby amended as follows:

               (a)-(c), (f) On February 7, 1995, H. Bartlett Brown and Stephanie R. Joseph were appointed Treasurer and Secretary, respectively, of Petrie. Carroll Petrie and Alan C. Greenberg resigned from the board of directors of Petrie on March 10, 1995 and March 15, 1995, respectively. Information as to each of the present executive officers and directors of Petrie is set forth in Schedule I hereto. Each such person is a citizen of the United States.

               (d) During the last five years, neither Petrie, nor, to the best of Petrie's knowledge, the Estate nor any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, neither Petrie nor, to the best of Petrie's knowledge, the Estate nor any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          Item 4.   Purpose of Transaction.

               Item 4 is hereby amended as follows:

               On March 6, 1995, the Board of Directors of Petrie approved an initial distribution (the "Distribution") of an aggregate of 26,174,552 Shares, or 0.5 of a Share for every share of Petrie Common Stock held, to holders of record of Petrie Common Stock at the close of business on March 16, 1995. On March 24, 1995, Petrie will mail certificates representing the Shares or credit Shares to shareholders' book transfer accounts.

               As previously disclosed, Petrie expects to make another distribution of the Shares sometime later this year as Petrie's contingent liabilities (the "Liabilities") are reduced. Prior to such distribution, Petrie intends to enter into a hedge arrangement pursuant to which it will hedge the value of its then remaining Shares, including the Shares in the Escrow Account and the Collateral Account. Sometime during the second half of Petrie's current fiscal year, but not later than January 24, 1996, Petrie will place its then remaining Shares in a liquidating trust and Petrie's shareholders will become holders of beneficial interests in the liquidating trust. Additional distributions of the Shares will be made from time to time to holders of beneficial interests in the liquidating trust to the extent that the Shares are not needed to satisfy the Liabilities.

               On March 17, 1995, the executors of the Estate approved a plan whereby the Estate will sell, from time to time within 120 days of March 17, 1995, up to approximately 8,000,000 of the Shares that it receives as a result of the Distribution, as necessary to pay federal and state estate taxes, debts and expenses and to partially fund bequests.

               Except as set forth herein, neither Petrie nor, to the best of Petrie's knowledge, the Estate nor any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses
          (a) through (j) of Item 4 of Schedule 13D. Petrie and the Estate reserve the right to acquire or dispose of Shares, or to formulate other purposes, plans or proposals regarding the Shares and the Issuer to the extent deemed advisable in light of general investment policies, market conditions and other factors.

          Item 5.   Interest in Securities of the Issuer.

               Item 5 is hereby amended as follows:

               (a) Following the Distribution, Petrie will hold 15,901,868 Shares, or 5.7 percent of the 279,789,866
          Shares issued and outstanding on January 28, 1995, as reported to Petrie by the Issuer. The Estate will receive 14,055,637 Shares in the Distribution and will immediately use a portion of such Shares to cover all of the Estate's short positions. See Item 5(c). To the best of Petrie's knowledge, of the individuals named in Schedule
          I hereto, following the Distribution, Shares will be held by Ms. Gerstein (146,939 Shares), Ms. Roberts (30,685 Shares), Ms. Stern (91,045 Shares) and Mr. Tisch (500 Shares).

               (b) Except as set forth herein and in Amendment No. 19 to Petrie's Statement on Schedule 13D, filed with the Commission on January 30, 1995 and incorporated herein by reference, each of Petrie, and, to the best of Petrie's knowledge, the Estate and the individuals named in
          Schedule I hereto, has sole voting and dispositive power with respect to all Shares held thereby.

               (c) On March 3, 1995, March 10, 1995 and March 14, 1995, Petrie delivered 275,594, 100,000 and 100,000 additional Shares, respectively, into the Collateral Account, increasing the total number of Shares in the Collateral Account to 3,200,000 Shares.

               As more fully set forth in Schedule II hereto, between March 10, 1995 and March 20, 1995, the Estate, in order to raise cash to meet certain obligations, sold short in the open market a total of 3,194,000 Shares for total consideration of $77,256,575. The Estate plans to cover all of its short positions on or about March 24, 1995 with the Shares it receives in the Distribution.

               Except as set forth herein, neither Petrie nor, to best of Petrie's knowledge, the Estate nor any of the individuals named in Schedule I hereto, has engaged in any transactions in the Shares since the filing with the Commission on January 30, 1995 of Amendment No. 19 to Petrie's Statement on Schedule 13D.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships With Respect to Securities of the
                    Issuer.

               Item 6 is hereby amended as follows:

               Petrie has agreed with the Issuer, pursuant to a letter agreement, dated as of January 24, 1995 (the "Side Letter Agreement"), that until such time as a hedge arrangement reasonably satisfactory to the Issuer is in place, it will retain 11,703,056 Shares. A copy of the Side Letter Agreement was previously filed as an exhibit to Amendment No. 19 to Petrie's Statement on Schedule 13D, filed with the Commission on January 30, 1995, and is incorporated herein by reference.


                                  SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                         OF PETRIE STORES CORPORATION

                    The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other
          organization in which such employment is conducted, of
          each of the directors and executive officers of Petrie is
          set forth below. If no business address is given, the director's or officer's address is Petrie Stores
          Corporation, 70 Enterprise Avenue, Secaucus, New Jersey
          07094.  Unless otherwise indicated, each occupation set
          forth opposite an executive officer's name refers to employment with Petrie. Directors of Petrie are indicated with an asterisk.
                                         Present Principal Occupation
                                              or Employment and
               Name and                Principal Business of Corporation
            Business Address           in Which Employment is Conducted

           H. Bartlett Brown           Treasurer of Petrie

           Joseph H. Flom*             Partner, Skadden, Arps, Slate,
           Skadden, Arps, Slate,       Meagher & Flom (law firm and
           Meagher & Flom              counsel to Petrie)
           919 Third Avenue
           New York, NY 10022

           Hilda Kirschbaum Gerstein*  President and Chief Executive
                                       Officer of Petrie

           Stephanie R. Joseph         Secretary of Petrie

           Jean Roberts*               Retired

           Dorothy Fink Stern*         Retired

           Laurence A. Tisch*          Chairman of the Board, Co-Chief
           CBS Inc.                    Executive Officer and a Director of
           51 West 52nd Street         Loews Corp. (diversified holding
           35th Floor                  company); Chairman of the Board,
           New York, NY 10019          President and Chief Executive
                                       Officer of CBS Inc. (television
                                       network and broadcaster); Chief
                                       Executive Officer of CNA Financial
                                       Corp (an insurance and financial
                                       services company)

           Raymond S. Troubh*          Financial Consultant
           10 Rockefeller Plaza
           New York, NY 10020


                                SCHEDULE II

               Set forth below are the dates, the number of Shares and the price per Share for the Shares sold short in the open market by the Estate within the past 60 days.

          Transaction          Number of           Price Per
          Date                 Shares              Share*

          March 10, 1995         184,300             $24.50

          March 10, 1995           2,000             $24.38

          March 10, 1995       1,050,500             $24.25

          March 10, 1995           1,000             $24.13

          March 10, 1995         125,500             $24.00

          March 13, 1995          26,700             $24.25

          March 13, 1995         247,100             $24.00

          March 14, 1995       1,362,900             $24.00

          March 17, 1995         100,000             $25.25

          March 20, 1995          77,000             $25.25

          March 20, 1995          17,000             $25.00

          * Excluding
            commissions


                               SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  March 21, 1995

                              PETRIE STORES CORPORATION

                              By: /s/Hilda Kirschbaum Gerstein
                                  Name:  Hilda Kirschbaum Gerstein
                                  Title: President and Chief
                                         Executive Officer